UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE

13a-16 or 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2012

Commission file number: 001-32635

BIRKS & MAYORS INC.

(Translation of Registrant’s name into English)

1240 Phillips Square

Montreal Québec

Canada

H3B 3H4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F        ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐  Yes        ☒  No

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS

The following documents of the Registrant are submitted herewith:

		Page
99.1	Unaudited Condensed Consolidated Balance Sheets as of September 29, 2012 and March 31, 2012	5

99.2	Unaudited Condensed Consolidated Statements of Operations for the twenty-six week periods ended September 29, 2012 and September 24, 2011	6

99.3	Unaudited Condensed Consolidated Statements of Comprehensive Income (Loss) for the twenty-six week periods ended September 29, 2012 and September 24, 2011	7

99.4	Unaudited Condensed Consolidated Statement of Stockholders’ Equity for the twenty-six week period ended September 29, 2012	8

99.5	Unaudited Condensed Consolidated Statements of Cash Flows for the twenty-six week periods ended September 29, 2012 and September 24, 2011	9

99.6	Notes to the Unaudited Condensed Consolidated Financial Statements	10

99.7	Management’s Discussion and Analysis of Financial Condition and Results of Operations	13

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIRKS & MAYORS INC.
(Registrant)

	By:	/s/ Michael Rabinovitch
Michael Rabinovitch
Date: November 15, 2012		Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
Exhibit 99.1	Unaudited Condensed Consolidated Balance Sheets as of September 29, 2012 and March 31, 2012

Exhibit 99.2	Unaudited Condensed Consolidated Statements of Operations for the twenty-six week periods ended September 29, 2012 and September 24, 2011

Exhibit 99.3	Unaudited Condensed Consolidated Statements of Comprehensive Income (Loss) for the twenty-six week periods ended September 29, 2012 and September 24, 2011

Exhibit 99.4	Unaudited Condensed Consolidated Statement of Stockholders’ Equity for the twenty-six week period ended September 29, 2012

Exhibit 99.5	Unaudited Condensed Consolidated Statements of Cash Flows for the twenty-six week periods ended September 29, 2012 and September 24, 2011

Exhibit 99.6	Notes to the Unaudited Condensed Consolidated Financial Statements

Exhibit 99.7	Management’s Discussion and Analysis of Financial Condition and Results of Operations

EXHIBIT 99.1

BIRKS & MAYORS INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except share amounts)

	As of

	September 29, 2012	March 31, 2012

Assets
Current assets:
Cash and cash equivalents	$2,660	$3,127
Accounts receivable	6,770	7,100
Inventories	153,861	143,475
Prepaids and other current assets	3,399	2,357

Total current assets	166,690	156,059

Property and equipment	26,623	25,796
Intangible assets	983	973
Other assets	1,975	2,339

Total non-current assets	29,581	29,108

Total assets	$196,271	$185,167

Liabilities and Stockholders’ Equity
Current liabilities:
Bank indebtedness	$81,008	$61,557
Accounts payable	46,184	44,593
Accrued liabilities	10,441	12,991
Current portion of long-term debt	4,910	5,567

Total current liabilities	142,543	124,708

Long-term debt	40,654	45,398
Other long-term liabilities	3,208	3,433

Total long-term liabilities	43,862	48,831

Stockholders’ equity:
Class A common stock – no par value, unlimited shares authorized, issued and outstanding 7,115,641 and 3,673,615, respectively	25,876	22,283
Class B common stock – no par value, unlimited shares authorized, issued and outstanding 7,717,970	38,613	38,613
Preferred stock – no par value, Unlimited shares authorized, none issued	–	–
Additional paid-in capital	15,887	15,831
Accumulated deficit	(77,061)	(71,367)
Accumulated other comprehensive income	6,551	6,268

Total stockholders’ equity	9,866	11,628

Total liabilities and stockholders’ equity	$196,271	$185,167

See accompanying notes to Unaudited Condensed Consolidated Financial Statements.

EXHIBIT 99.2

BIRKS & MAYORS INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except per share amounts)

	26 weeks ended September 29, 2012	26 weeks ended September 24, 2011

Net sales	$124,930	$129,894
Cost of sales	70,990	72,216

Gross profit	53,940	57,678

Selling, general and administrative expenses	52,696	55,322
Depreciation and amortization	2,216	2,348

Total operating expenses	54,912	57,670

Operating (loss) income	(972)	8
Interest and other financial costs	4,702	5,586

Loss before income taxes	(5,674)	(5,578)
Income tax expense	20	23

Net loss	$(5,694)	$(5,601)

Weighted average common shares outstanding, basic and diluted	12,243	11,391

Net loss per common share, basic and diluted	$(0.47)	$(0.49)

See accompanying notes to Unaudited Condensed Consolidated Financial Statements.

EXHIBIT 99.3

BIRKS & MAYORS INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In thousands)

	26 weeks ended September 29, 2012	26 weeks ended September 24, 2011

Net loss	$(5,694)	$(5,601)
Other comprehensive income (loss):
Foreign currency translation adjustments	283	(600)

Total comprehensive loss	$(5,411)	$(6,201)

See accompanying notes to Unaudited Condensed Consolidated Financial Statements.

EXHIBIT 99.4

BIRKS & MAYORS INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

(In thousands of dollars)

	Shares of voting common stock outstanding		Voting common stock		Additional paid-in capital		Retained earnings (Accumulated deficit)		Accumulated other comprehensive income (loss)		Total

Balance at March 31, 2012	11,391,585	$	60,896	$	15,831	$	(71,367)	$	6,268	$	11,628
Net loss	–		–		–		(5,694)		–		(5,694)
Cumulative translation adjustment	–		–		–		–		283		283
Total comprehensive loss	–		–		–		–		–		(5,411)
Share based compensation expense	–		–		56		–		–		56
Issuance of shares from stock rights offering	3,442,026		3,593		–		–		–		3,593

Balance at September 29, 2012	14,833,611	$	64,489	$	15,887	$	(77,061)	$	6,551	$	9,866

See accompanying notes to Unaudited Condensed Consolidated Financial Statements.

EXHIBIT 99.5

BIRKS & MAYORS INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	26 weeks ended September 29, 2012	26 weeks ended September 24, 2011

Cash flows (used in) provided by operating activities:
Net loss	$(5,694)	$(5,601)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	2,325	2,514
Amortization of debt costs	371	484
Other operating activities, net	11	385
Decrease (increase) in:
Accounts receivable	802	680
Inventories	(9,127)	(8,039)
Prepaids and other current assets	(998)	(616)
Increase (decrease) in:
Accounts payable	1,111	(2,449)
Accrued liabilities and other long-term liabilities	(2,730)	1,407

Net cash used in operating activities	(13,929)	(11,235)

Cash flows used in investing activities:
Additions to property and equipment	(2,758)	(1,714)
Additions to intangibles	(50)	–

Net cash used in investing activities	(2,808)	(1,714)

Cash flows provided by (used in) financing activities:
Increase in bank indebtedness	18,664	13,444
Repayment of obligations under capital leases	(1,068)	(957)
Proceeds from stock rights offering, net of costs	3,593	–
Payment of loan origination fees and costs	(17)	(1,845)
Repayment of long-term debt	(4,892)	(2,104)
Increase in long-term debt	–	5,502

Net cash provided by financing activities	16,280	14,040
Effect of changes in exchange rate on cash and cash equivalents	(10)	(96)

Net (decrease) increase in cash and cash equivalents	(467)	995
Cash and cash equivalents, beginning of period	3,127	3,342

Cash and cash equivalents, end of period	$2,660	$4,337

Supplemental disclosure of cash flow information:
Interest paid	$4,123	$5,503
Non-cash transactions:
Property and equipment additions acquired through capital leases	$160	$–
Property and equipment additions included in accounts payable and accrued liabilities	$461	$633

See accompanying notes to Unaudited Condensed Consolidated Financial Statements.

EXHIBIT 99.6

BIRKS & MAYORS INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.      Basis of Presentation, Significant Accounting Policies and Future Operations

Basis of Presentation

These Unaudited Condensed Consolidated Financial Statements of Birks & Mayors Inc. (“Birks & Mayors” or the “Company”) include the accounts of the Canadian parent company Birks & Mayors Inc. (“Birks”) and its wholly-owned subsidiary, Mayor’s Jewelers, Inc. (“Mayors”). These Unaudited Condensed Consolidated Financial Statements are prepared in U.S. dollars and do not include all of the information and footnotes required by accounting principles generally accepted in the U.S. for complete financial statements. All significant intercompany accounts and transactions have been eliminated in consolidation.

The Condensed Consolidated Financial Statements of the Company in this report for the twenty-six week periods ended September 29, 2012 and September 24, 2011 have not been audited. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of the financial position, results of operations and cash flows for the interim period have been made. The results of operations are not necessarily indicative of the results of operations for the full year or any other interim period. These statements should be read in conjunction with the Consolidated Financial Statements and notes thereto included in the Annual Report on Form 20-F for the fiscal year ended March 31, 2012, filed with the U.S. Securities and Exchange Commission (“SEC”) on July 3, 2012.

Annually, the Company’s fiscal year ends on the last Saturday of March. The Company refers to the prior fiscal year ended March 31, 2012 as fiscal 2012, and the current fiscal year ending March 30, 2013 as fiscal 2013. Fiscal 2013 consists of a fifty-two week period and fiscal 2012 consists of a fifty-three week period.

Significant Accounting Policies

These financial statements have been prepared in accordance with Generally Accepted Accounting Principles in the U.S. (“GAAP”). These principles require management to make certain estimates and assumptions that affect amounts reported and disclosed in the financial statements and related notes. The most significant estimates include valuation of inventories, accounts receivable, provisions for income taxes, valuation of deferred tax assets, and the recoverability of long-lived assets. Actual results could differ from these estimates. Periodically, the Company reviews all significant estimates and assumptions affecting the financial statements relative to current conditions and records the effect of any necessary adjustments. The condensed consolidated financial statements include certain reclassifications of prior period amounts in order to conform to the current year presentation.

New accounting pronouncements adopted during the period

Presentation of comprehensive income

In June 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2011-05, “Comprehensive Income (Topic 220) – Presentation of Comprehensive Income” (ASU 2011-05). ASU 2011-05 eliminates the option to present components of other comprehensive income (“OCI”) as part of the statement of changes in stockholders’ equity. The amendments in this standard require that all non-owner changes in stockholders’ equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. Under either method, adjustments must be displayed for items that are reclassified from OCI to net income, in either the other comprehensive income section of the comprehensive income statement or in the notes as US GAAP currently requires for annual reporting. In December 2011, FASB issued ASU 2011-12, “Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income,” which deferred the effective date to present reclassification adjustments in net income. The effective date of the deferral is consistent with the effective date of ASU 2011-05 which is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 and is to be applied retrospectively, with early adoption permitted. These standards do not change the current option for presenting components of OCI gross or net of the effect of income taxes, provided that such tax effects are presented in the statement in which OCI is presented or disclosed in the notes to the financial statements. Additionally, these standards do not affect the calculation or reporting of earnings per share. The Company adopted this guidance effective for the twenty-six weeks ended September 29, 2012 and applied the recommendation retrospectively for the twenty-six week period ended September 24, 2011. The implementation of these accounting pronouncements did not have any impact on the Company’s financial position or results of operations.

Future Operations

These financial statements have been prepared on a going concern basis in accordance with GAAP. The going concern basis of presentation assumes that the Company will continue its operations for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The difficult economic and retail environment over the past few years, especially in Florida (where the Company derives a significant portion of its revenues), have negatively impacted not only the Company’s operating performance, but its availability to sources of financing to fund its operations and its cost of capital. The Company’s ability to fund its operations and meet its cash flow requirements in order to fund its operations is dependent upon its ability to maintain positive excess availability under its senior secured revolving credit facilities.

The Company believes that it will be able to adequately fund its operations and meet its cash flow requirements for at least the next twelve months. This determination, however, could be impacted by economic, financial, competitive, legislative and regulatory factors, as well as other events that are beyond the Company’s control. If any of the factors or events described previously result in operating performance being significantly lower than currently forecasted or if the Company’s senior lenders impose additional restrictions on its ability to borrow on the Company’s collateral or if the Company does not maintain positive excess availability under its senior secured revolving credit facilities, there could be significant uncertainty about the Company’s ability to continue as a going-concern, and its capacity to realize the carrying value of its assets and repay its existing and future obligations as they generally become due without obtaining additional financing, which may not be available. These financial statements do not reflect adjustments that would be necessary if the going concern assumption was not appropriate.

2. Income Taxes

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. As of September 29, 2012, the Company had no accrued interest related to uncertain tax positions due to available tax loss carry forwards. The tax years 2008 through 2012 remain open to examination by the major taxing jurisdictions to which the Company is subject.

The Company recorded no income tax benefit for the twenty-six week period ended September 29, 2012 and for the comparable period ended September 24, 2011. This is due to the Company recording a 100% valuation allowance against the value of its net deferred tax assets, including the tax benefits related to the current year’s operating losses, as a result of the Company’s inability to reach the required conclusion that it would be able to more likely than not realize the value of both its U.S. and Canadian deferred tax assets in the future. As of September 29, 2012, the Company had recorded a valuation allowance of $59.0 million against the full value of the Company’s net deferred tax assets.

3. Net Loss Per Common Share

For the twenty-six week period ended September 29, 2012, the Company’s net loss per common share on a basic and diluted basis was $0.47. Excluded from the computation of net loss per diluted share were 666,477 shares underlying outstanding stock options, 382,693 shares underlying outstanding warrants and 21,737 shares underlying outstanding stock appreciation rights due to their antidilutive effect.

For the twenty-six week period ended September 24, 2011, the Company’s net loss per common share on a basic and diluted basis was $0.49. Excluded from the computation of net loss per diluted share were 566,637 shares underlying outstanding stock options, 382,693 shares underlying outstanding warrants and 21,737 shares underlying outstanding stock appreciation rights due to their antidilutive effect.

4. Inventories

Inventories are summarized as follows:

	As of September 29, 2012	As of March 31, 2012
	(In thousands)
Raw materials	$7,887	$5,134
Work in progress	1,367	1,233
Retail inventories and manufactured finished goods	144,607	137,108

	$153,861	$143,475

5. Related Party Transactions

In August 2012, the Company repaid $3.5 million of cash advances to the Company’s controlling shareholder from proceeds received from the Company’s common stock rights offering completed in August 2012. As part of the common stock rights offering, the Company issued 3.1 million Class A common shares to its controlling shareholder for $3.5 million.

6. Segmented Information

The Company has two reportable segments, “Retail” and “Other”. At September 29, 2012, “Retail” operated 30 stores across Canada under the Birks brand, 24 stores in the Southeastern U.S. under the Mayors brand, one store under the Rolex brand name, as well as two retail locations in Calgary and Vancouver under the Brinkhaus brand. “Other” consists primarily of the Company’s corporate sales division, which services business customers by providing them with unique items for recognition programs, service awards and business gifts, the Company’s gold exchange business which purchases gold and other precious metals from clients and refines the metals purchased, and manufacturing which produces unique products for the retail segment.

The two segments are managed and evaluated separately based on gross profit. The accounting policies used for each of the segments are the same as those used for the consolidated financial statements. Inter-segment sales are made at amounts of consideration agreed upon between the two segments and intercompany profit is eliminated if not yet earned on a consolidated basis. The Company does not evaluate the performance of the Company’s assets on a segment basis for internal management reporting and, therefore, such information is not presented.

Certain information relating to the Company’s segments for the twenty-six week periods ended September 29, 2012 and September 24, 2011 is set forth below:

	RETAIL		OTHER		TOTAL
	26 weeks ended 9/29/12	26 weeks ended 9/24/11	26 weeks ended 9/29/12	26 weeks ended 9/24/11	26 weeks ended 9/29/12	26 weeks ended 9/24/11
	(In thousands)
Sales to external customers	$115,774	$119,129	$9,156	$10,765	$124,930	$129,894
Inter-segment sales	—	—	$10,432	$13,083	$10,432	$13,083
Unadjusted gross profit	$51,479	$54,350	$5,299	$6,844	$56,778	$61,194

The following table sets forth reconciliations of the segments’ gross profit to the Company’s consolidated gross profit for the twenty-six week periods ended September 29, 2012 and September 24, 2011:

	26 weeks ended September 29, 2012	26 weeks ended September 24, 2011
	(In thousands)
Unadjusted gross profit	$56,778	$61,194
Inventory provisions	(1,530)	(1,299)
Other unallocated costs	(1,355)	(1,894)
Recognition /(Elimination) of intercompany gross profit	47	(323)

Gross profit	$53,940	$57,678

EXHIBIT 99.7

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF

OPERATIONS

Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) is designed to provide the reader of the financial statements with a narrative on our results of operations, financial position and liquidity, risk management activities, significant accounting policies and critical estimates, and the future impact of accounting standards that have been issued, but are not yet effective. MD&A is presented in the following sections: Overview, Critical Accounting Policies and Estimates, Results of Operations and Financial Condition. It is useful to read the MD&A in conjunction with the Unaudited Condensed Consolidated Financial Statements and related notes thereto contained elsewhere in this document.

Annually, our fiscal year ends on the last Saturday of March. We refer to the prior fiscal year ended March 31, 2012 as fiscal 2012, and the current fiscal year ending March 30, 2013 as fiscal 2013. Fiscal 2013 consists of a fifty-two week period and fiscal 2012 consists of a fifty-three week period.

Overview

Birks & Mayors is a leading designer, maker and purveyor of luxury jewelry, timepieces and giftware in Canada and the U.S. We operate our business in two geographic areas, Canada and the Southeastern U.S. We have two reportable segments, “Retail” and “Other.” Retail is comprised of our retail operations in the U.S. and Canada on a combined basis. In Canada, we operate stores under the Birks brand and two stores under the Brinkhaus brand. In the Southeastern U.S., we operate stores under the Mayors brand and one store under the Rolex brand. “Other” consists primarily of our corporate sales division, which services business customers by providing them unique items for recognition programs, service awards and business gifts. Also included in “Other” is manufacturing, which manufactures unique products primarily for the retail segment of our business; gold exchange, which buys gold and other precious metals from customers and sells the gold and other precious metals to refiners; and internet.

Our net sales are comprised of revenues, net of discounts, excluding sales tax. Sales are recognized at the point of sale when merchandise is taken or shipped. Sales of consignment merchandise are recognized on a full retail basis at such time that the merchandise is sold. Revenues for gift certificates and store credits are recognized upon redemption. Revenue related to the Company’s purchases of gold and other precious metals from our customers is recognized when the Company delivers the goods and receives and accepts an offer from a refiner to purchase the gold and other precious metals. Customers use cash, checks, debit cards, third-party credit cards, private label and proprietary credit cards and house accounts (primarily for corporate sales customers) to make purchases. The level of our sales is impacted by the number of sales transactions we generate and the size of our average retail sale.

Our operating costs and expenses are primarily comprised of cost of sales and selling, general and administrative expenses (“SG&A”). Cost of sales includes cost of merchandise, direct inbound freight, direct labor related to repair services, the costs of our design and creative departments, manufacturing costs, inventory shrink, damage and obsolescence, jewelry, watch and giftware boxes as well as depreciation and amortization of production facilities and production tools, dies and molds and product development costs. SG&A includes, but is not limited to, all non-production payroll and benefits (including non-cash compensation expense), store and head office occupancy costs, overhead, credit card fees, information systems, professional services, consulting fees, repairs and maintenance, travel and entertainment, insurance, legal, human resource and training expenses. Occupancy, overhead and depreciation expenses are generally less variable relative to net sales than other components of SG&A such as credit card fees and certain elements of payroll, such as commissions. Another significant item in SG&A is marketing expenses, which include marketing, public relations and advertising costs (net of amounts received from vendors for cooperative advertising) incurred to increase customer awareness of both the Company’s retail brands and the Birks product brand. Marketing has historically represented a significant portion of our SG&A. As a percentage of sales, marketing expense represented 2.9% of sales during both the twenty-six week periods ended September 29, 2012 and September 24, 2011. Additionally, SG&A includes indirect costs such as freight, including inter-store transfers, receiving costs, distribution costs, and warehousing costs. The amounts of these indirect costs in SG&A were approximately $1.9 million for both the twenty-six week periods ended September 29, 2012 and September 24, 2011. Depreciation includes depreciation and amortization of our stores and head office, including buildings, leasehold improvements, furniture and fixtures, computer hardware and software and automobiles and trucks.

Over the short-term, we will focus our efforts on those strategies and key drivers of our performance that are necessary in the current business climate, which include our ability to:

•	grow sales, gross margin and gross profits;

•	manage expenses and assets efficiently in order to optimize profitability and cash flow; and

•	maintain flexible and cost effective sources of borrowings to finance our operations and strategies.

Over the long-term, we believe that the key drivers of our performance will be our ability to:

•

execute our merchandising strategy to increase net sales and maintain and expand gross margin by lowering discounts, developing and marketing higher margin exclusive and unique products, and further developing our internal capability to design, develop, manufacture or source products;

•

execute our marketing strategy to enhance customer awareness and appreciation of our two retail brands, Birks and Mayors, as well as the Birks product brand, and to maintain and eventually increase customer traffic, client acquisition and retention and net sales through regional and national advertising campaigns on television, billboards, print, catalog mailings, in-store events, community relations, media and public relations, partnerships with key suppliers, such as Mayors’ relationship with Rolex, and associations with prestige institutions;

•	continue to develop the Birks product brand through expansion of sales channels including international channels of distribution;

•

provide a superior client experience through consistent outstanding customer service that will ensure customer satisfaction and promote frequent customer visits, customer loyalty, and strong customer relationships; and

•	increase our retail stores’ average retail transaction, conversion rate, productivity of our store professionals and inventory and four-wall profitability.

Critical Accounting Policies and Estimates

Our Unaudited Condensed Consolidated Financial Statements have been prepared in accordance with GAAP, but do not include all of the information and footnotes required by GAAP for complete financial statements. Preparation of these statements requires management to make estimates and assumptions about future events and their impact on amounts reported in the financial statements and related notes. Some accounting estimates and policies have a significant impact on amounts reported in the financial statements. A summary of significant accounting estimates and policies and a description of accounting policies that are considered critical may be found in our Annual Report on Form 20-F for the fiscal year ended March 31, 2012 filed with the SEC on July 3, 2012 in the Notes to the Consolidated Financial Statements and the Critical Accounting Policies and Estimates section contained therein.

Results of Operations

Comparable Store Sales

We use comparable store sales as a key performance measure for our business. We believe this measure provides meaningful information on our performance, however, readers should know that comparable store sales have no standardized meaning as prescribed in U.S. GAAP and may not be comparable to similar measures presented by other companies. We do not include our non-retail store sales in comparable store calculations. Stores enter the comparable store calculation in their thirteenth full month of operation under our ownership. Stores that have been resized and stores that are relocated are evaluated on a case-by-case basis to determine if they are functionally the same store or a new store and then are included or excluded from comparable store sales, accordingly. Comparable store sales is calculated in local currency terms and measures the percentage change in net sales for comparable stores in a period compared to the corresponding period in the previous year. If a comparable store is not open for the entirety of both periods, comparable store sales measures the change in net sales for the portion of time that such store was open in both periods.

The percentage increase (decrease) in comparable stores sales for the periods presented below is as follows:

	For the 26 weeks ended September 29, 2012	For the 26 weeks ended September 24, 2011
Canada	8%	4%
United States	(2)%	9%

Total	3%	6%

Comparable store sales in both Canada and the U.S. were negatively impacted by lower store traffic which resulted in a decrease in the number of sales transactions. However, both countries experienced increases in average sales consistent with our current merchandising and marketing strategies. While the increase in average sales transactions in Canada was able to drive comparable store sales growth, the increase in average sales transaction in the U.S. was not large enough to offset the decrease in the number of sales transactions associated with the reduced store traffic.

The increase in comparable store sales for the twenty-six week period ended September 24, 2011 is primarily attributable to an increase in our average sale in both our Canadian and U.S. markets as well as an increase in sales transactions in our U.S. markets.

Twenty-Six Week Period Ended September 29, 2012 compared to the Twenty-Six Week Period Ended September 24, 2011

Net Sales

	For the 26 weeks ended September 29, 2012	For the 26 weeks ended September 24, 2011
	(In thousands)
Net Sales – Retail	$115,774	$119,129
Net Sales – Other	9,156	10,765

Total Net Sales	$124,930	$129,894

Net sales for the twenty-six weeks ended September 29, 2012 were $124.9 million, a decrease of $5.0 million from the twenty-six weeks ended September 24, 2011. The decrease in net sales includes $2.3 million of lower sales related to translating the sales of the Canadian operation to U.S. dollars with a relatively weaker Canadian dollar. The decrease in net retail sales was also driven by the closure of seven stores which operated during the first half of last year partially offset by 3% comparable store sales growth. The decrease in Net Sales – Other was primarily the result of a $417,000 decrease in revenues related to the gold exchange business and a $590,000 decrease in corporate sales.

Gross Profit

	For the 26 weeks ended September 29, 2012	For the 26 weeks ended September 24, 2011
	(In thousands)
Gross Profit – Retail	$51,479	$54,350
Gross Profit – Other	2,461	3,328

Total Gross Profit	$53,940	$57,678

Gross profit was $53.9 million, or 43.2% of net sales, during the twenty-six week period ended September 29, 2012 compared to $57.7 million, or 44.4% of net sales, during the comparable period last year. The decrease in gross profit was primarily related to the decrease in sales as well as the 120 basis point decrease in gross margin. Included in the $3.7 million decrease in gross profit was $1.1 million of lower gross profit resulting from the impact of translating the gross profit of the Canadian operations to U.S. dollars with a relatively weaker Canadian dollar. The 120 basis point decrease was primarily attributable to product sales mix with sales of higher priced products which have a lower margin rate representing a larger percentage of the overall sales as well as a strategic decision to more aggressively reduce inventory of discontinued products and brands. The decrease in Gross Profit - Other was primarily the result of lower refining gains from our gold exchange business and lower corporate sales.

SG&A Expenses

SG&A expenses were $52.7 million, or 42.2% of net sales for the twenty-six week period ended September 29, 2012 compared to $55.3 million, or 42.6% of net sales, for the twenty-six week period ended September 24, 2011. The $2.6 million decrease in SG&A includes a $1.0 million decrease in expenses related to foreign currency translation resulting from the translation of Canadian expenses into U.S. dollars with a relatively weaker Canadian dollar, $0.2 million of lower compensation expenses primarily related to lower sales, margins and operating performance, and lower costs related to the closure of seven stores net of the termination of the salary reduction program initiated in March 2009. Other factors impacting the lower expenses were $0.4 million of lower occupancy costs related to the closure of the seven retail stores, and $1.0 million of lower general operating expenses primarily related to decreased variable costs associated with lower sales as well as $0.3 million of higher cost in the prior year related to the review of opportunities for expansion of the Birks product brand through international channels of distribution.

Depreciation Expense

Depreciation and amortization expense for the twenty-six week period ended September 29, 2012 was lower than the same period in the prior fiscal year primarily due to lower levels of fixed assets related to the closure of seven retail stores as well as continued efforts to limit capital expenditures.

Interest and Other Financing Costs

Interest and other financing costs were $4.7 million for the twenty-six week period ended September 29, 2012, compared to $5.6 million for the same period in the prior fiscal year. The $0.9 million decrease was primarily associated with lower rates related to our senior secured term loans and the partial pay down of the cash advances from our controlling shareholder, Montrovest.

Income Taxes

We recorded no income tax benefit related to the Company’s deductible timing differences created during the twenty-six week period ended September 29, 2012 and during the comparable period ended September 24, 2011. This accounting treatment was due to the recording of a 100% valuation allowance on the full value of the deferred tax assets generated from our U.S. and Canadian operations during these periods as the criteria for recognition of these assets was not met at September 29, 2012.

FINANCIAL CONDITION

Liquidity and Capital Resources

Our ability to fund our operations and meet our cash flow requirements in order to fund our operations is dependent upon our ability to maintain positive excess availability under our senior secured revolving credit facility. As of September 29, 2012, we had approximately $81.0 million outstanding on our $115 million senior secured revolving credit facility. Our excess borrowing availability at September 29, 2012 was $16.8 million. Our senior secured revolving credit facility bears interest at a floating rate of LIBOR plus 2.25% to LIBOR plus 3.0% (based on excess availability thresholds and interest coverage thresholds), which represented an effective interest rate at September 29, 2012 of 3.5%. In August, we renegotiated the interest rate charged on our $18 million senior secured term loan that is subordinated in lien priority to our senior secured revolving credit facility reducing the interest rate from the greater of 11% per annum or one-month LIBOR based rate plus 8% to the greater of 9.5% per annum or one-month LIBOR based rate plus 6.5%. At September 29, 2012, the interest rate on the senior secured term loan was 9.5% per annum. These two credit facilities expire in June 2015 and are used to provide liquidity to fund our day-to-day operations, finance capital expenditures and for other general corporate purposes. The terms of the amended senior secured credit facilities provide that no financial covenants are required to be met other than maintaining positive excess availability at all times. We have complied with the requirement to maintain positive excess availability at all times and as such no financial covenants are required to be met.

Under the terms of our senior credit facilities, both our senior secured revolving credit facility administrative agent and our senior secured term loan administrative agent may impose, at any time, discretionary reserves, which would lower the level of borrowing availability under our senior secured revolving credit facility (customary for asset based loans), at their reasonable discretion, to: i) ensure that we maintain adequate liquidity for the operation of our business, ii) cover any deterioration in the amount or value of the collateral and iii) reflect impediments to the lenders to realize upon the collateral. There is no limit to the amount of discretionary reserves that our senior secured revolving credit facility administrative agent may impose at its reasonable discretion, however, our senior secured term loan administrative agent’s ability to impose discretionary reserves at its reasonable discretion is limited to 5% of the term loan borrowing capacity. Furthermore, a $12.5 million, and a $5.0 million seasonal availability block are imposed by the senior secured revolving credit facility administrative agent and the senior secured term loan administrative agent each year from December 20th to January 20th and from January 21st to February 10th, respectively, and both our senior secured revolving credit facility and our senior secured term loan are subject to cross default provisions with all other loans by which if we are in default with any other loans, the default will immediately apply to both the senior secured revolving credit facility and the senior secured term loan.

Our senior secured revolving credit facility and secured term loan contain limitations on our ability to pay dividends, more specifically, among other limitations, we can pay dividends only at certain excess borrowing capacity thresholds and the aggregate dividend payment for the twelve-month period ended as of any fiscal quarter cannot exceed 33% of the consolidated net income for such twelve-month period. Additionally, we are required to maintain a fixed charge coverage ratio of at least 1.30 to 1.00 and a minimum excess availability of $30 million in order to qualify for payment of dividends.

The following table summarizes cash flows from operating, investing and financing activities:

	First Half
(in thousands)	Fiscal 2013	Fiscal 2012
Net cash (used in) provided by:
Operating activities	$(13,929)	$(11,235)
Investing activities	(2,808)	(1,714)
Financing activities	16,280	14,040
Effect of changes in exchange rate on cash and cash equivalents	(10)	(96)

Net (decrease) increase in cash and cash equivalents	$(467)	$995

Net cash used in operating activities for the twenty-six week period ended September 29, 2012 was $13.9 million compared to $11.2 million of net cash used in operating activities during the comparable period last year. The higher level of cash used in operating activities in the current year compared to the prior year is primarily due to a higher usage of cash to purchase inventory during the first half of fiscal 2013 compared to the first half of fiscal 2012 and a usage of cash to pay down liabilities associated with annual performance bonuses earned in fiscal 2012 and post-employment benefits due to our former chief executive officer. The increase in inventory purchases during the first half of fiscal 2013 as compared to the same period in fiscal 2012 is primarily related to our decision to accelerate the timing of purchases of diamonds in order to take advantage of more favorable pricing.

Net cash used in investing activities was $2.8 million during the twenty-six week period ended September 29, 2012 compared to $1.7 million for the twenty-six week period ended September 24, 2011. The increase in cash used in investing activities in the current year primarily reflects increased outlays for store remodeling than the prior year period.

Net cash provided by financing activities was $16.2 million during the current twenty-six week period compared to $14.0 million for the twenty-six week period ended September 24, 2011. The $2.2 million increase in cash flows from financing activities was primarily due to an increased use of senior secured revolving credit facility and proceeds from our stock rights offering net of higher repayments of long-term debt. Included in financing activities during the first half of fiscal 2013, was $3.6 million of net proceeds associated with a stock rights offering in August 2012 of which $3.5 million of the proceeds was used to pay down interest-bearing debt under our Amended and Restated Cash Advance Agreements with our controlling shareholder, Montrovest.

Maintenance of sufficient availability of funding through an adequate amount of committed financing is necessary for us to fund our day-to-day operations. Our ability to make scheduled payments of principal, or to pay the interest or additional interest, if any, or to fund planned capital expenditures and store operations will depend on our ability to maintain adequate levels of available borrowing and our future performance, which to a certain extent, is subject to general economic, financial, competitive, legislative and regulatory factors, as well as other events that are beyond our control. We believe that we currently are able to fund our operations. This belief is based on certain assumptions about the state of the economy, the availability of borrowings to fund our operations and estimates of projected operating performance. To the extent that the economy and other conditions affecting our business are significantly worse than we anticipate, we may not achieve our projected level of financial performance and we may determine that we do not have sufficient capital to fund our operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to various market risks. Market risk is the potential loss arising from adverse changes in market prices and rates. We have not entered into derivative or other financial instruments for trading or speculative purposes.

Interest Rate Risk

We are exposed to market risk from fluctuations in interest rates. Borrowings under the senior secured credit facility and the term loans from Investissement Québec bear interest at floating rates, which are based on LIBOR plus a fixed additional interest rate. As of September 29, 2012, we have not hedged these interest rate risks. As of September 29, 2012, we had approximately $91.1 million of floating-rate debt and an additional $18.0 million of debt that becomes floating rate debt if interest rates rise above a certain level. Accordingly, our net income will be affected by changes in interest rates. Assuming a 100 basis point increase or decrease in the interest rate under our floating rate debt, our interest expense on an annualized basis would have increased or decreased, respectively, by approximately $0.9 million.

Currency Risk

While we report our financial results in U.S. dollars, a substantial portion of our sales are earned in Canadian dollars. For our operations located in Canada, non-Canadian currency transactions and assets and liabilities subject us to foreign currency risk. Conversely, for the operations located in the U.S., non-U.S. currency transactions and assets and liabilities subject us to foreign currency risk. For purposes of our financial reporting, our financial statements are reported in U.S. dollars by translating, where necessary, net sales and expenses from Canadian dollars at the average exchange rates prevailing during the period, while assets and liabilities are translated at period-end exchange rates, with the effect of such translation recorded in accumulated other comprehensive income. As a result, for purposes of our financial reporting, foreign exchange gains or losses recorded in earnings relate to non-Canadian dollar transactions of the operations located in Canada and non-U.S. dollar transactions of the operations located in the U.S. We expect to continue to report our financial results in U.S. dollars in accordance with GAAP. Consequently, our reported earnings could fluctuate materially as a result of foreign exchange translation gains or losses. To mitigate the impact of foreign exchange volatility on our earnings, from time to time we may enter into agreements to fix the exchange rate of U.S. dollars to Canadian dollars. For example, we may enter into agreements to fix the exchange rate to protect the principal and interest payments on our U.S. dollar denominated debt and other liabilities held in our Canadian operation. If we do so, we will not benefit from any increase in the value of the Canadian dollar compared to the U.S. dollar when these payments become due. As of September 29, 2012, we had not hedged these foreign exchange rate risks. As of September 29, 2012, we had approximately $1.3 million of net liabilities subject to transaction foreign exchange risk related to changes in the exchange rate between the U.S. dollar and Canadian dollar, which would impact the level of our earnings if there were fluctuations in U.S. and Canadian dollar exchange rates. Assuming a 10 percent strengthening or weakening of the Canadian dollar in relationship to the U.S. dollar, as of September 29, 2012, our earnings would have increased or decreased, respectively, by approximately $0.3 million.

This analysis does not consider the impact of fluctuations in U.S. and Canadian dollar exchange rates on the translation of Canadian dollar results into U.S. dollars. In addition to the impact on earnings, fluctuations between the U.S. and Canadian dollar exchange rates impact the level of our borrowing availability under our senior secured credit facility which is denominated in U.S. dollars. Assuming a 10 percent strengthening or weakening of the Canadian dollar in relationship to the U.S. dollar as of September 29, 2012, our borrowing availability would have increased or decreased, respectively, by approximately $0.5 million. Changes in the exchange rates of Canadian dollars to U.S. dollars could also impact our Canadian sales and gross margin if the Canadian dollar strengthens significantly and impacts our Canadian consumers’ behavior.

Commodity Risk

The nature of our operations results in exposure to fluctuations in commodity prices, specifically diamonds, platinum, gold and silver. We monitor and, when appropriate, utilize derivative financial instruments and physical delivery contracts to hedge our exposure to risks related to the change in gold price. If we utilize derivative financial instruments, we would be exposed to credit-related losses in the event of non-performance by counter-parties to the financial instruments. In addition, if gold prices decrease below those levels specified in our various hedging agreements, we would lose the value of a decline in the price of the gold which could have an equal effect on our cost of sales. However, such gains may not be realized in future periods and our hedging activities may result in losses, which could be material. No hedging contracts existed as of September 29, 2012. Our retail sales and gross profit margins could also be impacted if prices of diamonds, platinum, gold or silver rise so significantly that our consumers’ behavior changes or if price increases cannot be passed onto our consumers.

FORWARD-LOOKING STATEMENTS

This interim report and other written reports and releases and oral statements made from time to time by the Company contain forward-looking statements which can be identified by their use of words like “plans,” “expects,” “believes,” “will,” “anticipates,” “intends,” “projects,” “estimates,” “could,” “would,” “may,” “planned,” “goal,” and other words of similar meaning. All statements that address expectations, possibilities or projections about the future, including without limitation, statements about our strategies for growth, expansion plans, sources or adequacy of capital, expenditures and financial results are forward-looking statements.

Because such statements include various risks and uncertainties, actual results might differ materially from those projected in the forward-looking statements and no assurance can be given that the Company will meet the results projected in the forward-looking statements. These risks and uncertainties include, but are not limited to the following: (i) economic, political and market conditions, including the economies of the U.S. and Canada, which could adversely affect our business, operating results or financial condition, including our revenue and profitability, through the impact of changes in the real estate markets (especially in the state of Florida), changes in the equity markets and decreases in consumer confidence and the related changes in consumer spending patterns, the impact on store traffic, tourism and sales; (ii) the impact of fluctuations in foreign exchange rates, increases in commodity prices and borrowing costs and their related impact on the Company’s costs and expenses; and (iii) the Company’s ability to maintain and obtain sufficient sources of liquidity to fund its operations, to achieve planned sales, gross margin and net income, to keep costs low, to implement its business strategy, maintain relationships with its primary vendors, to mitigate fluctuations in the availability and prices of the Company’s merchandise, to compete with other jewelers, to succeed in its marketing initiatives, and to have a successful customer service program. Information concerning factors that could cause actual results to differ materially are set forth in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 3, 2012 and subsequent filings with the Securities and Exchange Commission. The Company undertakes no obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this statement or to reflect the occurrence of unanticipated events, except as required by law.